	2001 ROSS AVENUE DALLAS, TEXAS 75201-2980 214.953.6500 FAX 214.953.6503	AUSTIN BAKU DALLAS HOUSTON LONDON MOSCOW NEW YORK RIYADH WASHINGTON

September 28, 2005 VIA EDGAR TRANSMISSION	Sarah Rechter 214.953.6419 FAX 214.661.4419 sarah.rechter@bakerbotts.com

Securities and Exchange Commission
100 F Street, N.E.
Room 4561
Washington, D.C. 20549

Re:	Zix Corporation Registration Statement on Form S-3 filed September 8, 2005 File No. 333-128186

Form 10-K for the year ended December 31, 2004 Form 8-K filed August 9, 2005 Schedule 14A filed September 8, 2005 File No. 0-17995
Ladies and Gentlemen:
     As legal counsel for, and on behalf of Zix Corporation (the “Company”), we are providing this letter in response to the Commission’s letter of comment to the Company dated September 22, 2005. The numbering below corresponds to the numbering used in the comment letter. The changes described herein (i) are incorporated in the amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”), which has been filed with the Commission via EDGAR simultaneously with this response, or (ii) will be incorporated in Pre-Effective Amendment No. 1 to the above-referenced Registration Statement (“Amendment No. 1”), which the Company anticipates filing on or about October 5, 2005. In addition, we have today forwarded, by way of overnight delivery, five marked copies of the Amended Proxy Statement, c/o Daniel Lee, for the convenience of the Staff. We will also forward five marked copies of Amendment No. 1 to you as soon as possible.
General
1.	COMMENT:

NASD Marketplace Rule 4350(i) requires prior shareholder approval of “the sale, issuance or potential issuance by the issuer of common stock (or securities convertible into or exercisable for common stock)...which...equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance” (emphasis added). We note your disclosure that you issued, pursuant to the private placement on August 9,

2005, 6,302,318 shares of common stock and warrants to purchase an additional 2,079,767 shares of common stock. We also note your disclosure that you had 32,573,744 shares of common stock outstanding prior to this issuance. Accordingly, it appears that, without prior shareholder approval, you already have sold and issued common stock or securities exercisable for common stock equaling approximately 25.7% of your common stock outstanding before the issuance. Please provide us an analysis of how you have complied with NASD Marketplace Rule 4350(i). If you conclude that you have failed to comply with this rule, please tell us the consequence of such failure to comply and consider providing appropriate disclosure in each of your registration statements and your proxy statement originally filed September 8, 2005.

RESPONSE:

Pursuant to that certain Securities Purchase Agreement, dated as of August 9, 2005 (the “Securities Purchase Agreement”), among the Company and certain purchasers (the “Purchasers”), the Company issued an aggregate of 6,302,318 shares of common stock (the “Firm Shares”) and warrants to purchase an additional 2,079,767 shares of common stock (the “Firm Warrants,” and together with the Firm Shares, the “Firm Securities”) at the closing of the Securities Purchase Agreement. The Company believes that it has fully complied with NASD Marketplace Rule 4350(i) because under such rule only the Firm Shares are required to be included in the calculation of the number of shares issued or potentially issued by the Company when determining whether shareholder approval is required.

NASD Marketplace Rule 4350(i)(D)(ii) (the “Rule”) requires prior shareholder approval of “the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock” (emphasis added). Under existing Nasdaq Staff interpretations, shares issuable at an exercise price equal to or greater than the market and book value on the date of the definitive agreement pursuant to warrants that are not exercisable until six months after closing of the definitive agreement will not contribute to the 20% calculation under the Rule. For instance, see Nasdaq Staff Interpretive Letter 2003-39, which is attached as Annex A to this letter for the Staff’s convenience.

The Firm Shares were sold at a price ($2.50 per share) that was less than the market value of the Company’s common stock on the date of the Securities Purchase Agreement (except with respect to Firm Shares issued to directors and officers of the Company, which were sold at a price of $2.99 per share). In contrast, the Firm Warrants were issued with an exercise price of $3.04 per share (or 110% of the market price of the Company’s common stock on August 5, 2005), a price that the Company has confirmed was greater than the book and market value of the stock at the time of issuance on August 9, 2005. In addition, the Firm Warrants are not exercisable until six months following the closing of the Securities Purchase Agreement (February 9, 2006). Given these characteristics of the Firm Warrants, the shares issuable upon exercise of such warrants are not “bundled” with the Firm Shares for purposes of the 20% calculation under the Rule.

Accordingly, under the Rule only the Firm Shares (or 6,302,318 shares) would be included in the calculation to determine whether 20% or more of the outstanding securities of the Company were issued at the closing of the Securities Purchase Agreement. Therefore, for purposes of compliance with the Rule, the Company has calculated that shares totaling approximately 19.35% (rather than 25.7%) of the Company’s common stock outstanding on the date of the Securities Purchase Agreement were issued by the Company prior to obtaining the required shareholder approval.
Registration Statement on Form S-3 filed September 8, 2005
Selling Shareholders
2.	COMMENT:

Please refer to Interpretation 3S of the Securities Act Sections portion of the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations, which sets forth our views with respect to registration of shares prior to their issuance. It appears that for registration of shares prior to their issuance to be appropriate, the registrant must complete the offer and sale of the securities before the filing of the resale registration statement. This means that after the registration statement has been filed, investors cannot make further investment decisions, they must be irrevocably bound and there can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. We note that certain selling shareholders such as George W. Haywood and Antonio R. Sanchez, Jr. held shares prior to your private placement on August 9, 2005. As a result and notwithstanding their agreement to not vote the shares they received in the private placement with respect to obtaining shareholder approval for issuance of the excess securities, it appears that such selling shareholders retain an investment decision in their ability to influence the outcome of the shareholder approval for the excess securities by way of their vote on their shares held prior to the private placement. If you disagree with our view, please provide us with a detailed analysis demonstrating the validity of the PIPE transaction and addressing our concerns. Otherwise, it appears that the resale of shares of common stock related to your private placement on August 9, 2005 constitutes a primary offering and the selling shareholders should be identified as underwriters. A primary offering also raises Form S-3 eligibility considerations.

RESPONSE:

The Company believes that its private placement transaction complies with the requirements set forth by the Staff for registration of shares prior to their issuance in Interpretation 3S of the March 1999 supplement to the Manual of Publicly Available Telephone Interpretations.[1]

[1]	We assume that the Staff is not questioning whether the Firm Securities, which were issued to the Investors immediately after the Closing on August 9, would violate Interpretation 3S. Such shares were issued immediately upon execution of the Securities Purchase Agreement and, therefore, well before the filing of the Registration Statement.

As required by Interpretation 3S, the Company believes that upon execution of the Securities Purchase Agreement the Purchasers in the private placement were “irrevocably bound” to purchase the shares of common stock and warrants to purchase additional shares of common stock to be issued after obtaining shareholder approval (the “Excess Securities”), so long as such approval is obtained. The Securities Purchase Agreement fixes the number of common shares and warrants to be purchased and the terms and price of both. The Purchasers have paid over the full purchase price for both the Firm Securities and the Excess Securities. The only condition to the issuance of the Excess Securities is a shareholder vote required by Nasdaq’s Marketplace Rule 4350(i). If the Company’s shareholders approve the proposal for the issuance of the Excess Securities on or before November 22, 2005, the Excess Securities will be issued to the Purchasers. If the Company’s shareholders do not adopt the shareholder proposal by such date, the Escrow Funds will be returned to the Purchasers. Accordingly, the Purchasers have made their investment decision and are irrevocably bound by it. In the Company’s view, whether or not the Excess Securities will actually be issued is in the collective hands of all of the Company’s shareholders, and not within the control of either the Company or the Purchasers.

In Comment No. 2, the Staff suggests that, because some of the Purchasers may vote their previously-acquired Company shares, those Purchasers retain an investment decision because they may “influence” the outcome of the shareholder vote. The Company does not believe this interpretation is consistent with the Staff’s previously stated positions regarding whether an investor is irrevocably bound to purchase a security subject to a condition. The operable standard in Interpretation 3S is not whether an investor is in a position merely to “influence” the condition, but whether the condition is within the “control” of the investor. Interpretation 3S states that “there can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied.” (emphasis added) We note that this focus on control by an investor has been a constant in the Staff’s analysis of simultaneous private placement/public offering transactions. For instance, in its no-action letter regarding Black Box Inc. (publicly available June 26, 1990) (from which we believe Telephone Interpretation 3S ultimately derives) the Staff stated that a private placement is complete if the sale of the securities is “subject only to the satisfaction of specified conditions which will not be in the control of the purchasers.” (emphasis added).

The Company has no controlling shareholders, and none of the Purchasers owning these previously-acquired common shares is in a position to “control” a shareholder vote. On August 9, 2005 (the closing date of the Securities Purchase Agreement) no single Purchaser beneficially owned more than 12.4% of the common stock eligible to vote on the shareholder proposal.[2] The following is the percentage ownership numbers as of August 9, 2005 for all of the Purchasers owning previously-acquired shares:

[2]	This percentage does not reflect the issuance of the Firm Shares, since these shares are not eligible to vote on the shareholder proposal.

George W. Haywood	12.4%
Antonio R. Sanchez, Jr.	7.3%
Con Egan	2.1%
Anthony J. Pannella	1.7%
Conor O’Driscoll	1.2%
11 other Purchasers, each individually holding less than 1%	4.3%
Even when viewed together, these Purchasers collectively owned only 29% of the outstanding and eligible shares.[3] Not only is this collective share ownership not enough to ensure the success or failure of the vote, it is not even enough to ensure a quorum. All of the Purchasers holding previously-acquired shares could vote those shares against the shareholder proposal, and it could still be approved by the shareholders. Conversely, all of the Purchasers holding previously-acquired shares could vote those shares for the shareholder proposal, and it could still be defeated by vote of the shareholders. In other words, the condition (i.e., the shareholder vote) is not within the control of the Purchasers, either individually or collectively. Accordingly, the Purchasers are irrevocably bound by the Securities Purchase Agreement and there is no retained “investment decision” to be made by the Purchasers holding the previously acquired shares. Only the Company’s shareholders, acting collectively, will make the decision to approve or disapprove the issuance of the Excess Securities.

Finally, we note that the Company was a Form S-3 eligible issuer at the time of the private placement, and it remains Form S-3 eligible today. Also as mentioned above, the sole reason the Company used the escrow feature was to ensure that it would comply with the provisions of Nasdaq Marketplace Rule 4350(i). Accordingly, if the Staff is concerned that the transaction allowed the Company to avail itself of Form S-3 when it would otherwise not be available, or to avoid the requirements of a primary offering, we respectfully submit that the facts show otherwise.

For all of these reasons, the Company believes that its private placement fully complies with the requirements of Telephone Interpretation 3S.

3.	COMMENT:

Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling shareholders that are non-reporting entities. We note that certain selling shareholders, such as Alpha Capital, Amulet Limited, Heartland Value Plus Fund and Sapphire Capital Partners, do not have such required disclosure. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

[3]	We note, however, that according to the Purchasers, they are not affiliated and would not constitute a “group” as defined in Rule 13d-1.

RESPONSE:

The Company has contacted the selling shareholders identified by the Staff to obtain the requested information and will add such information into the selling stockholder table included in Amendment No. 1. In particular, the Company has been advised of information regarding the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of Alpha Capital, and Sapphire Capital Partners. With respect to Heartland Value Plus Fund, representatives of the fund have provided information regarding the management of the fund. With respect to Amulet Limited, information will be revised in Amendment No. 1 to reflect that Nicolas Maounis is the natural person who exercises voting and/or dispositive power over the securities to be offered for resale by Amulet Limited in his capacity as the managing member of Amaranth Advisors L.L.C.

4.	COMMENT:

Please confirm that all selling shareholders that are registered broker-dealers have been disclosed as such. With respect to each selling shareholder that is a registered broker-dealer, please identify such registered broker-dealer as an underwriter in your disclosure, unless the shares were acquired as transaction-based compensation for investment-banking services. Provide a description of the investment-banking services and the manner in which the compensation for the services was computed, as applicable. We note your disclosure on page 11 of your filing with respect to C.E. Unterberg, Towbin LLC. Please revise such disclosure to address this comment.

RESPONSE:

At the closing of the Securities Purchase Agreement, all Purchasers were required to provide the Company with a questionnaire (the “Registration Statement Questionnaire”) disclosing, among other things, whether such Purchasers are broker-dealers. Pursuant to Section 4(l) of the Securities Purchase Agreement, each Purchaser represented that the answers contained in its Registration Statement Questionnaire were true and complete as of the date of the Securities Purchase Agreement. In addition, the Company also requested that two other selling shareholders (each of which received warrants in connection with the transaction) provide such questionnaires to the Company. Accordingly, the Company, based upon such questionnaires, confirms that all selling shareholders that are registered broker-dealers have been disclosed as such.

There are two selling shareholders identified as broker-dealers in the Registration Statement: C.E. Unterberg, Towbin LLC (“CEUT”) and Mr. Kayvan Karoon. The warrants acquired (or to be acquired) by CEUT were acquired as transaction-based compensation for investment-banking services rendered to the Company. CEUT served as the placement agent for the private placement transaction. The warrants issued (or to be issued) to CEUT were computed as 2% of the common stock equivalents issued in the PIPE transaction (excluding certain common stock. With respect to Mr. Karoon, the warrants were acquired as transaction-based compensation from certain of the Purchasers pursuant to arrangements with those Purchasers. Amendment No. 1 will be revised to include additional information regarding these matters.

5.	COMMENT:

Please confirm that all selling shareholders that are affiliates of registered broker-dealers have been disclosed as such. We note that JMG Capital Partners and JMG Triton Offshore Fund may be affiliates of registered broker-dealers. With respect to each selling shareholder that is an affiliate of a registered broker-dealer, please expand the prospectus disclosure to indicate whether such selling shareholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling shareholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

RESPONSE:

At the closing of the Securities Purchase Agreement, all Purchasers were required to provide the Company with a Registration Statement Questionnaire disclosing, among other things, whether the selling shareholder was an affiliate of a broker-dealer. Pursuant to Section 4(l) of the Securities Purchase Agreement, each Purchaser represented that the answers contained in its Registration Statement Questionnaire were true and complete as of the date of the Securities Purchase Agreement. With respect to JMG Capital Partners and JMG Triton Offshore Fund particularly, each such selling shareholder represented to the Company that it was not an affiliate of a broker-dealer. In response to the Staff’s comment, the Company has subsequently contacted a representative of JMG Capital Partners and JMG Triton Offshore Fund and reconfirmed that neither of such selling shareholders is an affiliate of a broker-dealer. Therefore, the Company confirms that all selling shareholders that are affiliates of registered broker-dealers (as represented to the Company) have been disclosed as such.

Pursuant to Section 4(e) of the Securities Purchase Agreement, each Purchaser represented to the Company that (i) the purchased securities were being acquired for investment for the Purchaser’s own account, not as a nominee or agent, in the ordinary course of business, and not with a view to the public resale or distribution thereof and (ii) such Purchaser did not have any agreement or understanding, direct or indirect, with any other person to sell or otherwise distribute the purchased securities. Amendment No. 1 will be appropriately revised to reflect these representations.
Opinion of Ronald A. Woessner, Esq.
6.	COMMENT:

We note counsel’s opinion with respect to the validity of certain shares that are potentially issuable being contingent upon the shareholder approval and the exercise of warrants. It appears to be the case, however, that the validity of (1) 4,201,544 of such shares are contingent solely upon the receipt of shareholder approval and (2) 2,079,767 of such shares are contingent solely upon the exercise of warrants already issued. Please revise as appropriate.

RESPONSE:

The opinion of Ronald A. Woessner, Esq. (to be filed as Exhibit 5.1 to Amendment No. 1) will be modified to address this comment.
Form 10-K for the year ended December 31, 2004
7.	COMMENT:

Your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent of “ensur[ing] that material information relating to [you], including [your] consolidated subsidiaries, was made known to [your officers] by others within those entities, particularly during the period in which [the Form 10-K] was being prepared.” This text does not address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, is effective. Please tell us whether your disclosure controls and procedures were effective as of December 31, 2004.

RESPONSE:

The Company confirms that its disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, were effective as of December 31, 2004.
Form 8-K filed August 9, 2005, as amended
8.	COMMENT:

We note your filing of the securities purchase agreement as exhibit 4.1 to your Form 8-K/A filed August 10, 2005 and that you have redacted certain information from the Schedule A to such agreement. Please note that Rule 24b-2 under the Exchange Act provides “the exclusive means of requesting confidential treatment of information required to be filed under the [Exchange] Act.” As a result, your redaction of information is inappropriate. Please file the Schedule A unredacted or, otherwise, please submit a confidential treatment request pursuant to Rule 24b-2 in order to seek relief from the disclosure requirements of the Exchange Act. We further note that certain attachments to the securities purchase agreement and escrow agreement have not been filed. Please file all attachments to the agreements.

RESPONSE:

A copy of the executed version of the Securities Purchase Agreement, including Schedule A and the other attachments, will be filed as an exhibit to Amendment No. 1. The Schedule A to be filed will include all information, including the Purchasers’ addresses, the breakdown of the Firm Securities and Excess Securities purchased by each Purchaser and the purchase price paid by each Purchaser, but will exclude certain personal information of the Purchasers (such as telephone and fax numbers). In addition, a copy of the executed version of the Escrow Agreement, including all attachments, will be filed as an exhibit to Amendment No. 1.

Schedule 14A filed September 8, 2005
Questions and Answers
Q: What proposal are shareholders being asked to consider...page 1
9.	COMMENT:

In your disclosure of the proceeds from the private placement here and elsewhere in the proxy statement, you provide the gross proceeds as well as the proceeds net of transaction fees and expenses. Please provide additional disclosure as to what constitutes such transaction fees and expenses.

RESPONSE:

The Amended Proxy Statement has been revised to include additional disclosure regarding the transaction fees and expenses on page 11. Such transaction fees and expenses consist of (i) investment banker fees (approximately $1,668, 000), (ii) legal fees (approximately $175,000), (iii) accounting fees (approximately $15,000) and (iv) Commission filing fees and other fees and expenses (approximately $5,000).
Security Ownership of Certain Beneficial Owners and Management, page 11
10.	COMMENT:

We note differences in the security ownership disclosed in this table and the selling shareholders table to your Form S-3 filed September 8, 2005. Please confirm that such differences are solely attributable to the exclusion of the excess shares and the firm and excess warrants from the calculations for the table in your proxy statement. If not, please advise us of the reason(s) for the differences or, otherwise, reconcile such differences.

RESPONSE:

The Security Ownership of Certain Beneficial Owners and Management table has been updated in the Amended Proxy to reflect share ownership as of August 31, 2005. When filed in Amendment No. 1, the selling shareholders table in the Company’s Registration Statement will also be modified to reconcile the numbers and to update the information. Accordingly, the Company can confirm that, with these modifications, the differences in the security ownership disclosed in this table and the selling shareholders table included in the Registration Statement will be solely attributable to the exclusion of the Excess Shares and the Firm Warrants and Excess Warrants from the calculations for the table included in the proxy statement.

Proposal: Approval of Issuance of Excess Securities
     Terms of the Private Placement, page 15
11.	COMMENT:

We note that you have included a form of the securities purchase agreement as Annex A to the proxy statement. Please advise us why a form of the agreement was provided as Annex A as opposed to the executed agreement. Please also note that an executed escrow agreement was filed as an exhibit to your Form 8-K filed August 9, 2005 and not a form of as disclosed in your proxy statement.

RESPONSE:

Annex A to the Amended Proxy Statement has been revised to include an executed version of the Securities Purchase Agreement. The language in the Amended Proxy Statement has been revised on page 13 to reflect that a copy of the executed version of the escrow agreement was filed as an Exhibit to the Form 8-K filed on August 9, 2005.

12.	COMMENT:

With respect to your discussion of the liquidated damages due the investors upon the lapse of effectiveness of the subject registration statement for a period in excess of 15 days, you state that the liquidated damages is calculated on the aggregate purchase price paid by the investors. It appears, however, that Section 5(b)(ii) of the securities purchase agreement provides that the aggregate purchase price of the purchased securities still held by the investors will be used to calculate the liquidated damages. Please revise as appropriate.

RESPONSE:

The language in the Amended Proxy Statement has been revised on pages 13 and 14 to indicate that the liquidated damages are based upon the aggregate purchase price of the securities still held by the investors in the case of a lapse of effectiveness.
Interests of Certain Persons in the Issuance of the Excess Securities
13.	COMMENT:

The shares disclosed as beneficially owned by Antonio R. Sanchez III and Richard D. Spurr differ from that disclosed in the selling shareholders table to your Form S-3 filed September 8, 2005 and appear to be missing certain calculations. Please reconcile.

RESPONSE:

The Interest of Certain Persons in the Issuance of the Excess Securities table has been updated in the Amended Proxy to reflect share ownership as of August 31, 2005. When filed in Amendment No. 1, the selling shareholders table in the Company’s Registration Statement will also be modified to reconcile the numbers and to update the information. With such modifications, the differences in the number of shares disclosed as beneficially owned by Messrs. Sanchez III and Spurr in this table and the selling shareholders table included in Amendment No. 1 will be solely attributable to the exclusion of the Excess Shares and the Firm Warrants and Excess Warrants.
     We hope that the foregoing addresses the Commission’s comments. Please call the undersigned (214.953.6419) or David Emmons (214.953.6414) of this Firm or Ronald Woessner (214-370-2219) of the Company should you have any questions about the foregoing.

Very truly yours,
/s/ Sarah Rechter
Sarah Rechter

Annex A — Nasdaq Staff Interpretive Letter 2003-39 — Comment No. 1
cc:	Mark P. Shuman Barbara C. Jacobs Daniel Lee Anne Nguyen Ronald Woessner Bradley C. Almond Tanya Foreman David Emmons

Annex A
Staff Interpretative Letter 2003-39
Rule 4350(i)(1)(B): Each issuer shall require shareholder approval prior to the issuance of designated securities ... when the issuance or potential issuance will result in a change of control.
Rule 4350(i)(1)(D)(ii): Each issuer shall require shareholder approval prior to the issuance of designated securities ... in connection with a transaction other than a public offering involving the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable [for] common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.
Relevant Facts: A company sold shares of convertible preferred stock plus warrants to purchase common stock (the “First Transaction”). The convertible preferred stock is convertible into less than 14% of the company’s pre-transaction outstanding shares, and the warrants are exercisable for less than 7% of the pre-transaction outstanding shares (approximately 51% warrant coverage). The conversion price of the preferred stock equals the market value immediately prior to the binding agreement date, plus approximately $0.064 to allow for the attribution of $0.125 for each full warrant (i.e., 51% multiplied by $0.125 equals approximately $0.064). The warrants will not be exercisable until 6 months after closing of a second private placement (the “Proposed Transaction”). The exercise price of the warrants equals $0.40, plus the market value immediately prior to the binding agreement date. The convertible preferred stock and warrants prohibit the conversion or exercise if such conversion or exercise would result in the holder owning more than 4.99% of the outstanding common stock (the “Limitation”). The holders of the convertible preferred stock are entitled to vote on an as-converted basis provided that no holder may vote more than 4.99% of the outstanding voting power of the common stock. The convertible preferred stock and warrants do not have anti-dilution protection.
The Proposed Transaction involves the issuance of common stock to the same purchaser of the First Transaction. This second issuance is less than 7% of the company’s outstanding shares prior to the First Transaction and is at a 20% discount to the market value. The voting power and ownership of the purchaser will continue to be limited to 4.99% of the company’s outstanding voting power and common stock outstanding.
Issue: Will the Proposed Transaction be aggregated with the First Transaction for purposes of determining whether shareholder approval is required?
Determination: In this case, NASDAQ determined to aggregate the shares issued in the two transactions because the two Transactions involve the same investor and occur close in time. However, shareholder approval under Rule 4350(i)(1)(D)(ii) is not required because the aggregated Transactions will not result in an issuance of 20% or more of the company’ s pre-transaction outstanding shares at a price less than the greater of book and market value. Specifically, the shares of common stock that could be issued in the First Transaction, together with the shares issued in the Proposed Transaction, equal less than 20% of the company’s outstanding shares prior to the First Transaction. Further, the warrants issued in the First Transaction would not be included in the aggregation of the two Transactions because the warrants are exercisable at a price that is greater than book and market value, and they are not exercisable until six months after the closing of the Proposed Transaction. In addition, shareholder approval is not required, pursuant to Rule 4350(i)(1)(B), because, as a result of the Limitation, the purchaser in the Transactions cannot own 20% or more of the company’s common stock or voting power. Accordingly, no change of control has occurred.
Please note that these interpretations provide guidance based on the rules in effect at the time of issuance. NASDAQ’s rules may have changed since this interpretation was issued.